UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2023

Operating and Financial Results

Mexico City, Mexico, July 28, 2023— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2023 (2Q23).

2Q23 Summary

▪	Passenger traffic increased 12.8% during 2Q23, as compared to 2Q22, reaching 6.6 million passengers. The airports with the highest traffic growth compared to 2Q22 were Monterrey, Ciudad Juárez, Acapulco and Mazatlán.
▪	Adjusted EBITDA increased 24.8% to Ps.2,287 million, which compares to Ps.1,832 million in 2Q22.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.884 million in the quarter.

OMA will hold its 2Q23 earnings conference call on July 31, 2023 at 1:00 p.m. Eastern time, 11:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13739907. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

2Q23 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 11.6% compared to 2Q22.

During the quarter, 6 domestic routes and 1 new international route started operations.

Total passenger traffic reached 6.6 million passengers, an increase of 12.8% as compared to 2Q22. During the quarter, of total traffic, 88.5% was domestic and 11.5% was international.

Domestic passenger traffic increased 11.9%, compared to 2Q22, while international traffic increased 19.4%.

The airports with the largest passenger traffic growth in volume terms as compared to 2Q22, were:

▪	Monterrey (+19.8%), on its Toluca, Cancún, Querétaro, Santa Lucía (AIFA), Houston and Chihuahua routes.
▪	Ciudad Juárez (+9.4%), on its Guadalajara, Cancún and Monterrey routes.
▪	Acapulco (+21.2%), on its Santa Lucía (AIFA), Guadalajara, Mexico City and Tijuana routes.
▪	Mazatlán (+12.0%), on its Mexico City and Tijuana routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 94.3% as of June 30, 2023.

Freight Logistics Services

▪	OMA Carga’s revenues decreased by 5.8%, compared to 2Q22 due to a decrease in revenues from storage and custody services related to ground import cargo. Total tonnage handled was 9,051 metric tons, 21.9% lower than 2Q22.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 84.7% occupancy rate, compared to 80.5% in 2Q22, with a 5.4% increase in the average room rate to Ps.2,416 per night.

▪	Hilton Garden Inn had a 76.2% occupancy rate, compared to 75.3% in 2Q22, with a 16.7% increase in the average room rate to Ps.2,521 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.19.6 million, an increase of 10.0% versus 2Q22. The increase is explained by a higher number of square meters leased as compared to 2Q22.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 25.8% mainly due to an increase in passenger traffic, compared to 2Q22, as well as increases in aeronautical tariffs during the first quarter of the present year.

Non-aeronautical revenues increased 15.7%.

Commercial revenues increased 23.3%. The line items with the largest increases were:

▪	Parking, +20.6%, as a result of an increase in passenger traffic and higher penetration in the Monterrey Chihuahua and Reynosa airports, as well as an increase in tariffs.
▪	Car Rentals and Restaurants, +35.9% and +29.4%, respectively, as a result of an increase in revenue share and the consolidation of initiatives implemented in past quarters.
▪	VIP Lounges, +44.1%, as a result of an increase in passenger traffic and the start of operations of the OMA Premium Lounges in Tampico and Ciudad Juárez, which were not yet in operation in the 2Q22.

Diversification revenues increased 4.5%, mainly due to higher revenues from Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 11.2%, mainly due to higher payroll costs, minor maintenance and other costs and expenses.

The major maintenance provision was Ps.81.9 million. The outstanding balance of the maintenance provision as of June 30, 2023 was Ps.2,119 million.

The airport concession tax was Ps.140 million and the technical assistance fee was Ps.61 million.

Total operating costs and expenses increased 3.5%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,053 million, with an operating margin of 56.7%.

Adjusted EBITDA was Ps.2,287 million, with a margin of 78.6%.

Financing Income and Net Income

Financing Expense was Ps.282 million, compared to Ps.183 million during 2Q22. The increase was mainly due to a higher interest expense as a result of a higher level of indebtedness and an increase in financing costs.

Consolidated net income in the quarter was Ps.1,272 million, an increase of 37.0%.

Earnings per share, based on net income of the controlling interest was Ps.3.29, and earnings per ADS was US$1.54. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 2Q23, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.884 million, comprised of Ps.710 million in improvements to concessioned assets, Ps.104 million in major maintenance, Ps.68 million in strategic investments and Ps.2 million in other concepts.

The most important investment expenditures included:

Airport	Project	Status
	MDP Investments	
Acapulco	Minor rehabilitation of runway and taxiway	Started
Acapulco	Rehabilitation of the Mexican Ministry of Defense (SEDENA) and federal police installations	Started
Chihuahua	Minor rehabilitation of runway and construction of general aviation platform	Started
Zacatecas	Rehabilitation of commercial aviation platform	Started
Ciudad Juárez	Major rehabilitation of runway and minor rehabilitation of taxiways	Started
Torreón	Major rehabilitation of taxiways	Started
Monterrey	Major rehabilitation of runway and of remote aviation platform	Started
Culiacán	Remodeling and expansion of the Fire-Extinguishing Services area	Started
Monterrey	Expansion of electrical substation	Started
San Luis Potosí	Expansion of commercial aviation platform	In Process
Chihuahua	Major rehabilitation of taxiway and commercial platform	In Process
Tampico	Minor rehabilitation of platform and mayor rehabilitation of taxiway	In Process
Zihuatanejo	Minor rehabilitation of taxiway	In Process
Durango	Remodeling and expansion of terminal building	In Process
Monterrey	Installation of baggage screening equipment	In Process
Culiacán	Expansion of terminal building	In Process
Culiacán	Minor rehabilitation of runway and major rehabilitation of platform	In Process
Mazatlán	Terminal building reconfiguration	In Process
Ciudad Juárez	Remodeling and expansion of terminal building	In Process
Monterrey	Platforms reconfiguration	In Process
Monterrey	Expansion of public area in Terminal A - first phase	In Process
Ciudad Juárez	Rehabilitation of commercial aviation platform	In Process
Monterrey	Expansion of Terminal C (Wing 1)	Finished
Durango	Major rehabilitation of taxiway	Finished
Durango	Major rehabilitation of runway	Finished
San Luis Potosí	Major rehabilitation of taxiway	Finished

	Strategic Investments	
Ciudad Juárez	Reconfiguration of parking	Started
7 Airports	Improvements for the installation of parking equipment in Acapulco, Durango, Culiacán, Mazatlán, Reynosa, Torreón and Zacatecas	Started
Monterrey	Industrial park - Construction of two industrial warehouses	Started
Monterrey	Expansion of OMA Carga bonded warehouse - Ground Cargo	In Process
3 Airports	Construction of OMA Premium Lounges in Durango, Reynosa and Zihuatanejo	In Process
6 Airports	Remodeling of OMA Premium Lounges in Monterrey (Terminal A and Terminal C), Culiacán, Chihuahua, Acapulco, Mazatlán and San Luis Potosí	In Process
Monterrey	Design and construction of parking	In Process
Monterrey	Industrial park - Construction of industrial warehouse	In Process
Monterrey	Industrial park - Tenant improvements to industrial warehouse	In Process
Hotel	Remodeling of NH Collection Terminal 2 Hotel	Finisished

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 2Q23, cash flows from operating activities generated cash of Ps.1,777 million.

Investing activities used cash for Ps.533 million in the second quarter. Financing activities reflect mainly the first tranche of the ordinary dividend payment of Ps.1,800 million, resulting in a net cash outflow of Ps.2,044 million.

The net decrease in cash resulting from operating, investing and financing activities in 2Q23 was Ps.819 million. This, combined with the negative effect of changes in the value of cash of Ps.6.1 million, resulted in a Cash and Cash Equivalents balance as of June 30, 2023 of Ps.2,006 million.

Relevant Events

OMA publishes Annual 2022 Sustainability Report. On July 25, 2023, OMA published its 2022 Sustainability Report, which offers a comprehensive overview of the significant progress made and highlights the various activities and initiatives adopted by OMA during 2022. This report represents our dedication to Environmental, Social, and Governance (ESG) principles, while shedding light on the meticulous actions undertaken to foster a responsible and sustainable business environment. The Report may be downloaded directly on the following link: https://ir.oma.aero/wp-content/uploads/2023/07/OMA_Sustainability_2022.pdf

Wing 1 begins operations at Monterrey International Airport. As part of the expansion and remodeling of the Monterrey International Airport, on June 20, 2023, the Wing 1 building began operations at the airport, serving passengers traveling through Terminal C. The building is located on the airside of the airport, has an area of 5,611 m2 and 7 boarding gates. The building provides the airport with an incremental capacity of approximately 1.4 million passengers per year.

OMA pays the first installment of the declared dividend. In accordance with the resolutions adopted at the Company's Annual Ordinary General Shareholders' Meeting held on April 21, 2023, it was resolved, among other items, to declare a cash dividend payment to shareholders of Ps. 2,300 million in two installments, of which the first installment of Ps.1,800 million, at Ps.4.614064804 per share was paid on June 22, 2023, and the second installment of Ps.500 million, at Ps.1.28168466, will be paid no later than September 30, 2023.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic
(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	2Q22	2Q23	% Var	6M 2022	6M 2023	% Var
Acapulco	199,879	242,159	**21.2**	402,127	504,595	**25.5**
Ciudad Juárez	519,568	568,580	**9.4**	910,576	1,090,225	**19.7**
Culiacán	629,645	655,147	**4.1**	1,134,185	1,245,441	**9.8**
Chihuahua	440,863	472,606	**7.2**	763,686	901,357	**18.0**
Durango	127,013	125,885	**(0.9)**	233,151	238,751	**2.4**
Mazatlán	349,635	391,527	**12.0**	714,161	808,712	**13.2**
Monterrey	2,754,169	3,298,437	**19.8**	4,756,858	6,099,042	**28.2**
Reynosa	137,976	133,952	**(2.9)**	243,968	251,053	**2.9**
San Luis Potosí	160,498	172,145	**7.3**	282,498	326,422	**15.5**
Tampico	125,399	139,222	**11.0**	221,955	261,413	**17.8**
Torreón	178,997	182,782	**2.1**	312,143	347,786	**11.4**
Zacatecas	110,028	107,701	**(2.1)**	194,971	201,388	**3.3**
Zihuatanejo	146,169	140,181	**(4.1)**	313,649	332,790	**6.1**
Total	**5,879,839**	**6,630,324**	**12.8**	**10,483,928**	**12,608,975**	**20.3**

Domestic Passengers	2Q22	2Q23	% Var	6M 2022	6M 2023	% Var
Acapulco	185,108	230,136	**24.3**	363,584	463,412	**27.5**
Ciudad Juárez	517,553	566,003	**9.4**	906,986	1,085,700	**19.7**
Culiacán	621,446	646,185	**4.0**	1,117,904	1,228,978	**9.9**
Chihuahua	407,332	438,453	**7.6**	707,244	837,342	**18.4**
Durango	102,458	100,117	**(2.3)**	189,340	190,203	**0.5**
Mazatlán	292,868	332,877	**13.7**	561,483	606,248	**8.0**
Monterrey	2,413,989	2,846,221	**17.9**	4,168,785	5,250,355	**25.9**
Reynosa	135,528	133,241	**(1.7)**	239,784	249,157	**3.9**
San Luis Potosí	107,525	114,955	**6.9**	189,388	221,119	**16.8**
Tampico	113,575	123,108	**8.4**	200,706	231,349	**15.3**
Torreón	163,299	165,969	**1.6**	283,931	316,019	**11.3**
Zacatecas	71,805	62,343	**(13.2)**	128,057	120,026	**(6.3)**
Zihuatanejo	108,708	107,903	**(0.7)**	198,732	206,567	**3.9**
Total	**5,241,194**	**5,867,511**	**11.9**	**9,255,924**	**11,006,475**	**18.9**

International Passengers	2Q22	2Q23	% Var	6M 2022	6M 2023	% Var
Acapulco	14,771	12,023	**(18.6)**	38,543	41,183	**6.8**
Ciudad Juárez	2,015	2,577	**27.9**	3,590	4,525	**26.0**
Culiacán	8,199	8,962	**9.3**	16,281	16,463	**1.1**
Chihuahua	33,531	34,153	**1.9**	56,442	64,015	**13.4**
Durango	24,555	25,768	**4.9**	43,811	48,548	**10.8**
Mazatlán	56,767	58,650	**3.3**	152,678	202,464	**32.6**
Monterrey	340,180	452,216	**32.9**	588,073	848,687	**44.3**
Reynosa	2,448	711	**(71.0)**	4,184	1,896	**(54.7)**
San Luis Potosí	52,973	57,190	**8.0**	93,110	105,303	**13.1**
Tampico	11,824	16,114	**36.3**	21,249	30,064	**41.5**
Torreón	15,698	16,813	**7.1**	28,212	31,767	**12.6**
Zacatecas	38,223	45,358	**18.7**	66,914	81,362	**21.6**
Zihuatanejo	37,461	32,278	**(13.8)**	114,917	126,223	**9.8**
Total	**638,645**	**762,813**	**19.4**	**1,228,004**	**1,602,500**	**30.5**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	June 30, 2022	December 31, 2022	June 30, 2023	% Var Jun23/Jun22	% Var Jun23/Dec22
Assets					
Current Assets					
Cash and Cash Equivalents	1,756,611	3,336,420	2,006,087	14.2	(39.9)
Trade Accounts Receivable - Net	1,268,258	1,266,110	1,407,197	11.0	11.1
Trade Accounts Receivable from Related Parties	293,133	9,602	52,133	(82.2)	442.9
Recoverable Taxes	308,668	259,118	292,145	(5.4)	12.7
Advances to Contractors	158,075	672,588	579,825	266.8	(13.8)
Other Current Assets	41,391	49,639	52,792	27.5	6.4
Total Current Assets	3,826,136	5,593,477	4,390,179	14.7	(21.5)
Land, Buildings, Machinery and Equipment - Net	2,764,765	2,566,095	2,637,352	(4.6)	2.8
Investments in Airport Concessions - Net	12,386,559	13,940,366	15,090,321	21.8	8.2
Rights of use of leased assets, net	177,478	165,004	152,106	(14.3)	(7.8)
Other Assets - Net	47,289	48,127	44,156	(6.6)	(8.3)
Deferred Taxes	675,502	756,909	799,279	18.3	5.6
Total Assets	**19,877,729**	**23,069,978**	**23,113,393**	**16.3**	**0.2**
Liabilities and Stockholder's Equity					
Current Liabilities					
Bank Debt	-	1,200,000	-	n.a.	n.a.
Current Portion of Long-Term Debt	1,500,000	1,500,000	-	(100.0)	(100.0)
Current Portion of Major Maintenance Provision	865,218	949,197	644,589	(25.5)	(32.1)
Current Portion of Financial Leases	27,464	33,446	32,177	17.2	(3.8)
Trade Accounts Payable	729,892	332,287	856,101	17.3	157.6
Taxes and Accrued Expenses	736,349	957,609	1,117,042	51.7	16.6
Accounts Payable to Related Parties	391,127	286,479	391,238	0.0	36.6
Total Current Liabilities	4,250,050	5,259,018	3,041,147	(28.4)	(42.2)
Long-Term Debt	7,493,588	7,484,336	10,674,208	42.4	42.6
Guarantee Deposits	363,688	377,576	387,461	6.5	2.6
Employee Benefits	135,617	121,477	131,040	(3.4)	7.9
Major Maintenance Provision	1,100,503	1,041,521	1,473,920	33.9	41.5
Financial Leases	181,137	174,759	162,257	(10.4)	(7.2)
Deferred Taxes	49,832	56,671	67,745	35.9	19.5
Total liabilities	**13,574,415**	**14,515,358**	**15,937,778**	**17.4**	**9.8**
Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	4,300,386	6,528,698	5,167,305	20.2	(20.9)
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	(1,936)	12,945	12,945	n.a.	-
Non-Controlling Interest	177,296	185,409	167,797	(5.4)	(9.5)
Stockholders' Equity	**6,303,314**	**8,554,620**	**7,175,615**	**13.8**	**(16.1)**
Total Liabilities and Stockholder's Equity	**19,877,729**	**23,069,978**	**23,113,393**	**16.3**	**0.2**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From April 1 to June 30,			From January 1 to June 30,		
	2022	2023	% Var.	2022	2023	% Var.
Operating Activities						
Income Before Taxes	**1,218,484**	**1,771,192**	**45.4**	**2,250,193**	**3,295,102**	**46.4**
Depreciation and Amortization	132,844	152,130	14.5	263,450	304,419	15.6
Major Maintenance Provision	297,630	81,861	(72.5)	379,765	158,484	(58.3)
Doubtful Accounts Provision	20	(1,763)	n.a.	1,693	2,236	32.1
(Profit) / Loss on Sales of Machinery and Equipment - Net	(2)	(950)	47,400.0	(6)	(952)	14,623.3
Interest Income	(40,855)	(78,655)	92.5	(77,942)	(165,687)	112.6
Items in Results Related to Financing Activities						
Present Value of Major Maintenance Provision	37,709	64,099	70.0	75,417	105,110	39.4
Interest Expense	196,708	284,176	44.5	348,238	544,774	56.4
Exchange Fluctuation	(10,167)	4,312	n.a.	1,290	11,565	796.7
	1,832,370	**2,276,402**	**24.2**	**3,242,097**	**4,255,051**	**31.2**
Changes in:						
Trade Accounts Receivable - Net	(290,582)	(48,724)	(83.2)	(184,281)	(143,323)	(22.2)
Recoverable Taxes	(4,913)	(29,317)	496.7	(33,068)	(33,027)	(0.1)
Other Accounts Receivable	47,127	(4,151)	n.a.	(8,715)	(67,053)	669.4
Accounts Payable	24,317	30,221	24.3	(22,205)	(1,344)	(93.9)
Taxes and Accrued Expenses	27,170	399,224	1,369.4	73,979	280,959	279.8
Taxes Paid	(403,756)	(718,072)	77.8	(1,102,185)	(1,104,518)	0.2
Accounts Payable to Related Parties	4,695	(37,689)	n.a.	94,846	38,710	(59.2)
Major Maintenance Payments	(179,752)	(104,341)	(42.0)	(231,194)	(135,803)	(41.3)
Other Long-Term Liabilities	19,437	13,787	(29.1)	27,985	27,957	(0.1)
Net Flow from Operating Activities	**1,076,114**	**1,777,341**	**65.2**	**1,857,259**	**3,117,608**	**67.9**
Investment Activities						
Acquisition of Property, Plant and Equipment	(68,113)	(82,762)	21.5	(86,633)	(167,166)	93.0
Investment in Airport Concessions	(567,883)	(547,876)	(3.5)	(826,395)	(1,130,321)	36.8
Other Long-Term Assets	-	(1,710)	n.a.	(9,589)	(1,710)	(82.2)
Proceeds from Sale of Land, Machinery and Equipment	2	950	43,961.4	6	952	14,623.3
Interest income	40,855	78,655	92.5	77,942	165,687	112.6
Net Flow from Investing Activities	**(595,139)**	**(552,743)**	**(7.1)**	**(844,669)**	**(1,132,558)**	**34.1**
Cash Flow before Financing Activities	**480,975**	**1,224,598**	**154.6**	**1,012,591**	**1,985,050**	**96.0**
Financing Activities						
Debt Issuance	-	-	n.a.	4,000,000	3,200,000	(20.0)
Debt Issue - Paid	-	-	n.a.	-	(1,500,000)	n.a.
Debt Issuance Expenses	-	-	n.a.	(10,360)	(10,640)	2.7
Related-party Loans - Received	-	48,855	n.a.	9,800	68,455	598.5
Bank Loans - Paid	-	-	n.a.	(2,700,000)	(1,200,000)	(55.6)
Interest Expense	(184,325)	(277,816)	50.7	(328,212)	(532,049)	62.1
Dividends Paid	(1,795,011)	(1,800,562)	0.3	(6,184,635)	(3,299,691)	(46.6)
Payment of Financial Leases	(13,291)	(14,123)	6.3	(26,472)	(28,128)	6.3
Net Cash Flow from Financing Activities	**(1,992,627)**	**(2,043,646)**	**3**	**(5,239,879)**	**(3,302,052)**	**(37)**
Net Increase (Reduction) in Cash and Cash Equivalents	**(1,511,652)**	**(819,048)**	**(46)**	**(4,227,288)**	**(1,317,002)**	**(69)**
Effects of changes in the value of cash	8,193	(6,078)	n.a.	(3,265)	(13,331)	n.a.
Cash and Equivalents at Beginning of Period	3,260,071	2,831,213	(13.2)	5,987,164	3,336,420	(44.3)
Cash and Equivalents at End of Period	**1,756,611**	**2,006,087**	**14.2**	**1,756,611**	**2,006,087**	**14.2**

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2022. The exchange rates used to convert foreign currency amounts were Ps.20.1443 as of June 30, 2022, Ps.19.4715 as of December 31, 2022 and Ps.17.1187 as of June 30, 2023.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 28, 2023